CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

September 18, 2013

By EDGAR Transmission
Ms. Jaime John
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 22, 2013
File No. 001-35722

Dear Ms. John:

We hereby submit the responses of China Information Technology, Inc. (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 15, 2013, providing the Staff’s comments with respect to the above-referenced annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Item 3.D. Risk Factors

Risks Related to Doing Business in China, page 12

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response: We respectfully advise the Staff that our current auditor is GHP Horwath, P.C. (“GHP”). GHP audited our consolidated financial statements as of and for the years ended December 31, 2012 and 2011. The website noted in the comment lists neither our Company’s name nor GHP’s. GHP's office is located in Denver, Colorado. We have confirmed with GHP that the PCAOB has been making regular inspections and evaluating GHP’s audit work and practices since 2004.

We understand that BDO Limited (Hong Kong), the auditor of our consolidated financial statements as of and for the year ended December 31, 2010, is registered with the PCAOB and that the PCAOB is currently unable to inspect the audit work and practices of this firm. As our current auditor, GHP, is subject to PCAOB inspection, and as our Form 20-F for the year ending December 31, 2013 will not include the audit report of BDO Limited (Hong Kong), we do not believe that investors in U.S. markets who rely on the reports of our current auditor, GHP, are deprived of the benefits of having PCAOB inspections.

Division of Corporation Finance
September 18, 2013

On a going forward basis, if the facts and circumstances change, we will address such matters as requested by the Staff in this comment.

Item 5.B. Liquidity and Capital Resources

Intercompany Transfers, page 48

2. We note your disclosure that restrictions on your net assets include the conversion of local currency into foreign currencies. Please disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash held by the VIEs separately from the amount of cash held by other entities. In addition, describe the costs that would be incurred to transfer cash outside of the PRC. Response: As of December 31, 2012, the breakdown of our cash and cash equivalents (including restricted cash) was as follows:

Cash located outside of the PRC	$295,213
Cash held by VIEs	6,850,610
Cash held by other entities located in PRC (except VIEs noted above)	13,949,190

$21,095,013

We do not believe there would be any material costs incurred by our company to transfer cash outside of the PRC. In addition, as our operations are principally based in China, our non-PRC consolidated entities do not incur material cash obligations. If the nature of our non-PRC consolidated entities’ businesses change in the future resulting in a need for material cash transfers to them, we will assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. Any company which is registered in mainland China must apply to the State Administration of Foreign Exchange for approval in order to remit foreign currency to any foreign country and must comply with PRC’s statutory reserve requirement as disclosed in Item 3 Key Information – D. Risk Factor of the Form 20-F. As we conduct all of our operations in China, we do not believe that the inability to convert cash and short-term investments held in RMB to other currencies will materially affect our liquidity.

Item 8. Financial Statements

Notes to the Consolidated Financial Statements Note 1. Organization and Principal Activities Amended and Restated MSA, page F-10

Division of Corporation Finance
September 18, 2013

3. We note that under your amended and restated Management Service Agreement your CEO

“agreed to” enter into a pledge agreement and register that agreement with the local Administration for Industry and Commerce. Please tell us whether that agreement has been executed and registered and describe the material terms.

Response: After the Amended and Restated Management Service Agreement (the “Amended and Restated MSA”) was executed, based on the advice of the Company’s PRC legal counsel, all the parties to the agreement decided not to enter into a pledge agreement. The Company’s PRC legal counsel advised the parties that pledging all equity interests in iASPEC by its shareholder to IST, a wholly foreign-owned enterprise existing under PRC laws, and registering such pledge with the local Administration for Industry and Commerce could impair iASPEC’s PRC domestic company status and its ability to maintain its requisite government licenses and execute government projects.

4. Additionally, please tell us and disclose in future filings the terms of each contractual arrangement including the following:

  the duration of the contract;
  any renewal provisions including who must consent to renewal; and
  any termination or revocability provisions including costs to terminate and who must consent to terminate.

Response:

(1) Amended and Restated Management Service Agreement

The Amended and Restated MSA was entered into as of December 13, 2009, by and among Information Security Technology (China) Co., Ltd., an indirectly wholly-owned subsidiary of the Company (“IST”), iASPEC Software Company Limited, a limited liability Chinese company (“iASPEC”) and iASPEC’s sole shareholder, Mr. Jiang Huai Lin (“Mr. Lin”). The Amended and Restated MSA amended certain terms of the original Management Service Agreement which became effective on July 1, 2007 and has a term of 30 years unless otherwise earlier terminated by the parties by one of the following means:

  Either iASPEC or IST may terminate the Amended and Restated MSA immediately (a) upon the material breach by the other of its obligations and the failure of such party to cure such breach within 30 working days after written notice from the non-breaching party; or (b) upon the filing of a voluntary or involuntary petition in bankruptcy by the other or of which the other is the subject, or the insolvency of the other, or the commencement of any proceedings placing the other in receivership, or of any assignment by the other for the benefit of creditors; or

  The Amended and Restated MSA may be terminated at any time by IST upon 90 calendar days’ written notice delivered to all other parties.

Upon any effective date of any termination of the Amended and Restated MSA: (a) IST will cease providing management services to iASPEC; (ii) IST will deliver to iASPEC all chops and seals of iASPEC; (iii) IST will deliver to iASPEC all of the financial and other books and records of iASPEC, including any and all permits, licenses, certificates and other proprietary and operational documents and instruments; (iv) the senior managers who are recommended by IST and elected as directors of iASPEC will resign from the Board of Directors of iASPEC in a lawful way; and (v) the software license that iASPEC granted to IST according to the Amended and Restated MSA will terminate unless otherwise agreed by the parties. In addition, any amounts owing from any party to any other party on the effective date of any termination under the terms of the Amended and Restated MSA will continue to be due and owing despite such termination.

Division of Corporation Finance
September 18, 2013

The Amended and Restated MSA does not have renewal provisions. We expect that the parties to the Amended and Restated MSA will negotiate to extend the term of the agreement before its expiration.

(2) Purchase Option Agreement

On July 1, 2007, in connection with the execution of the original Management Service Agreement, IST entered into a purchase option agreement (the "Option Agreement") with iASPEC and the then shareholders of iASPEC. The Option Agreement will terminate on the date IST exercises its purchase option and acquires all the shares or assets of iASPEC pursuant to the terms of the Option Agreement. The Option Agreement may be rescinded by IST upon 30 days’ notice without costs to terminate. The Option Agreement does not have renewal provisions.

(3) Equity Transfer Agreement

On July 1, 2008, Mr. Jiang Huai Lin entered into an equity transfer agreement (the "Equity Transfer Agreement") with Mr. Jin Zhu Cai ("Mr. Cai"), the then owner of a 24% minority interest (the “Minority Interest”) in iASPEC, pursuant to which Mr. Lin purchased the Minority Interest from Mr. Cai for a total consideration of RMB60 million (approximately $8.72 million). The transaction was closed in September 2008 and as a result, Mr. Lin became the sole owner of iASPEC.

We will also disclose the requested information above in our future filings. Note 2. Summary of Significant Accounting Policies (f) Accounts Receivable, Bills Receivable and Concentration of Risk, page F-11

5. We note the factors that you consider in determining whether to discontinue sales or record an allowance. Please tell us whether these factors are also considered in determining whether to discontinue revenue recognition for subsequent sales to a particular customer as suggested in your November 10, 2011 response to staff comment 10.

Response: Yes, we also considered these factors in determining whether to discontinue revenue recognition for subsequent sales to a particular customer.

Note 3. Variable Interest Entity, page F-17

6. We note that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and that if your ownership structure and current contractual arrangements are found to be in violation of PRC laws and regulations you may be required to restructure. Please revise your disclosure in future filings to include the impact such actions may have on your ability to consolidate your subsidiaries and affiliates and provide us with a sample of your proposed disclosure. Refer to ASC 810-10-50-2AA.

Division of Corporation Finance
September 18, 2013

Response: We are not aware of any existing PRC laws or regulations for which our ownership structure and contractual arrangements could be determined to be in violation. The Company has also considered the PRC Regulation of the Ministry of Commerce on Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Regulation”), which came into effect on September 1, 2011. Based on our review, the Regulation does not affect our conclusion because it expressly applies to pending transactions only, not transactions that had already been consummated prior to its promulgation as in our case. Refer to our response to comment #7 below for our proposed disclosure in future filings.

7. We note your disclosure on page F-17 regarding your belief that your contractual arrangements are valid and binding. You also state in your risk factor disclosures on page 10 that uncertainties in the PRC legal system may impede your ability to enforce these contractual arrangements and could materially and adversely affect your business and operations. Please revise your disclosure in future filings to include a discussion of how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements and provide us with a sample of your proposed disclosure. Refer to ASC 810-10-50-2AA.

Response: We intend to revise the disclosure in our future filings to address the Staff’s comments in #6 and #7 as follows:

The Company is the primary beneficiary of iASPEC, pursuant to the MSA, and iASPEC qualifies as a variable interest entity of the Company subject to consolidation. Accordingly, the assets and liabilities and revenues and expenses of iASPEC have been included in the accompanying consolidated financial statements. In the opinion of management, (i) the ownership structure of the Company, and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion with respect to the contractual arrangements with its VIEs. Because all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If the VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, the Company may have to incur substantial costs and resources to enforce its rights under the contracts and rely on legal remedies under PRC law, which may not be sufficient or effective. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would cause the Company to incur additional expenses and delays. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event the Company is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be negatively affected.

Division of Corporation Finance
September 18, 2013

In addition, if the PRC government determines that the Company is not in compliance with applicable laws, it may revoke the Company’s business and operating licenses, require the Company to discontinue or restrict its operations, restrict its right to collect revenues, require it to restructure its operations, impose additional conditions with which it may not be able to comply, impose restrictions on its business operations or on its customers, or take other regulatory or enforcement actions against the Company that could be harmful to its business.

The Company believes that the contractual arrangements with its VIEs are in compliance with current PRC laws and are legally enforceable. In the opinion of management, the likelihood of loss in respect to the Company’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

8. We note that you quantify the impact of the consolidation of iASPEC on total assets and liabilities, non-controlling interest and net (loss) income attributable to the company on page F-18. Please expand your disclosure in future filings to present the carrying amounts and classification of the VIE’s assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE. Refer to ASC 810-10-50.2AA. d and 3.bb.

Response: We confirm that we will include in future filings a presentation of the carrying amounts and classification of the VIE’s assets and liabilities on a more disaggregated basis, including the intercompany payable to the WFOE.

9. Additionally, please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

Response: We disclosed the government licenses, permits and certificates held by our VIEs on pages 33-34 of the Form 20-F. These government licenses, permits and certificates represent substantially all of the unrecognized revenue-producing assets held by the VIEs. Recognized revenue-producing assets held by the VIEs consist of property, plant and equipment, and intangible assets. Please refer to pages F-20 and F-21, footnotes 9 and 10 of the Notes to the Consolidated Financial Statements included in the Form 20-F.

Note 10. Land Use Rights and Intangible Assets

(c) Intangible Assets, page F-21

10. In light of the fact that you recorded a $12 million impairment on your purchased software and a $27 million impairment on your goodwill, tell us whether you evaluated your intangible assets for possible impairment under ASC 360-10-35.

Response: We evaluated our intangible assets for possible impairment as required under ASC 360-10-35. As disclosed on Page F-21, footnote 10(c) of the Notes to the Consolidated Financial Statements included in the Form 20-F, our intangible assets consist of software and software development costs, technology, trademarks and customer base. Our customer base is fully amortized and has no carrying value as of December 31, 2012. Based on our evaluation, we determined that the carrying values of our software and software development costs, technology, and trademarks were not impaired as of December 31, 2012. Therefore, although there were certain indicators of impairment, our evaluation concluded that the undiscounted cash flows estimated to be generated by these specific intangible assets was in excess of their carrying values.

Division of Corporation Finance
September 18, 2013

Going forward, we will continue to closely monitor the industry trends, market conditions, and our strategic corporate transitioning, all of which can affect the valuation of all of our assets, including intangible assets.

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Division of Corporation Finance
September 18, 2013

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755-88319888, or Woon-Wah Siu, Esq. at (86) 21-6137-7924 of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
Chief Executive Officer